UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING    |  SEC FILE NUMBER
                                                          |     811-04656
                                                          |
                                                          |   CUSIP NUMBER
                                                          |    289074106

(Check one): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form 10-D  [X] Form N-SAR [ ] Form N-CSR

             For Period Ended: March 31, 2005

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

             For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Ellsworth Convertible Growth and Income Fund, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

65 Madison Avenue
Address of Principal Executive Office (Street and Number)

Morristown, NJ 07960
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |(a) The reason described in reasonable detail in Part III of this form
   |    could not be eliminated without unreasonable effort or expense
   |
   |(b) The subject annual report, semi-annual report, transition report on
   |    Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
   |    thereof, will be filed on or before the fifteenth calendar day following
[X]|    the prescribed due date; or the subject quarterly report or transition
   |    report on Form 10-Q or subject distribution report on Form 10-D, or
   |    portion thereof, will be filed on or before the fifth calendar day
   |    following the prescribed due date; and
   |
   |(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
   |    has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The report on Form N-SAR by Ellsworth Convertible Growth and Income Fund, Inc. (the "Company") for the period ended March 31, 2005, could not be filed timely because the financial statements to be contained therein have not been completed as a result of the re-evaluation by the Company, in consultation with the Company's independent public accountants, of its historical accounting practices with respect to the amortization of premiums and discounts of convertible bonds purchased by the Company. As a result, the process of compiling and disseminating the information required to be included in the Form N-SAR for the current period, as well as the completion of the required review of the registrant's financial information, could not be completed without incurring undue hardship and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Gary I. Levine                 973                     631-1177
              (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               Ellsworth Convertible Growth and Income Fund, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2005                     By:     /s/ Gary I. Levine
                                               Gary I. Levine
                                       Title:  Chief Financial Officer
                                 2